UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Index

1. Summary of the 2025 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2025 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2025 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

Summary of 2025 First Quarter Business Report

On May 15, 2025, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the first quarter of 2025 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[Not required to be disclosed in quarterly reports]

1.3. Overview of the Business Group

[Not required to be disclosed in quarterly reports]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of March 31, 2025)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports]

1.4.2. Voting Rights

(As of March 31, 2025)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	393,528,423	—
	Preferred shares	—	—
Shares without voting rights	Common shares	25,623,213	Treasury shares
	Preferred shares	—	—

(As of March 31, 2025)			(Unit: shares)
Items		Number of Shares	Notes
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	367,905,210	—
	Preferred shares	—	—

Notes: (1)

On July 23, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on August 27, 2024, and completed such acquisition on November 5, 2024, acquiring a total of 4,575,874 treasury shares. Following the termination of the trust agreement on March 4, 2025, the Company expects to commence the cancellation process for such shares. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2025.

(2)

On October 24, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on November 29, 2024, and completed such acquisition on December 17, 2024, acquiring a total of 1,089,097 treasury shares. Following the termination of the trust agreement on April 30, 2025, the Company expects to commence the cancellation process for such shares. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 30, 2025.

(3)

On February 5, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on February 6, 2025, and completed such acquisition on April 14, 2025, acquiring a total of 6,401,349 treasury shares. The Company expects to commence the cancellation process for such shares as disclosed in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on April 14, 2025. For the avoidance of doubt, treasury shares acquired after March 28, 2025, are not included in the number of “Shares without voting rights” as of March 31, 2025 above.

(4)

On April 24, 2025, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company commenced the acquisition of treasury shares on April 28, 2025, and is currently in the process of acquiring such shares. The cancellation process is expected to begin upon completion of the acquisition. Such shares are not included in the number of “Shares without voting rights” as of March 31, 2025 above.

1.5.	Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan,” which includes information on shareholder returns and dividends. The key details of the plan are as outlined below (the full version of the plan can be accessed on KB Financial Group’s website at www.kbfg.com).

The Company’s goal is to maintain a target ROE of 10% or above, as it strives to improve profitability by enhancing its RoRWA, thereby strengthening its intrinsic corporate value.

The Company also seeks to maintain a target CET1 ratio of 13% or above. It aims to carefully manage its RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

The Company plans to execute its shareholder return policy in two phases. In the first phase, it will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of its CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, the Company will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of its CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

According to the Company’s Articles of Incorporation, the amount of its annual dividends are determined through a meeting of shareholders, while the amount of its quarterly dividends are determined through a resolution of the Board of Directors. The Articles of Incorporation allows the record date for annual dividends to be set after the amount of such dividends has been determined.

KB Financial Group’s progress report on its Corporate Value Enhancement Plan is available on its website (www.kbfg.com).

1.5.1. Dividend Confirmation and Record Date Schedule

Items	Fiscal Year-End	Dividend Payment Status	Dividend Amount Confirmation Date(1)	Record Date(2)	Remarks
Annual Dividend	December 2022	Yes	February 7, 2023	December 31, 2022	Separate from quarterly dividends
	December 2023	Yes	February 7, 2024	February 29, 2024	Separate from quarterly dividends
	December 2024	Yes	February 5, 2025	February 28, 2025	Quarterly cash dividends to be distributed in equal amounts based on the total dividend amount

Notes: (1)	The dividend amount confirmation dates refer to the disclosure dates of such dividend amounts following resolutions of the Board of Directors.

(2)

With respect to the dividends for the fiscal year 2022, KB Financial Group’s Articles of Incorporation had, at the time, specified the record date to be the end of each fiscal year. To ensure the predictability of the dividends for investors, the record date had been announced in advance through a notice on the Company’s website on December 14, 2022. Subsequently, the Articles of Incorporation were amended on March 24, 2023 to allow the Company’s Board of Directors to determine the record date through a resolution, and such record date is now publicly announced at least two weeks in advance.

1.5.2. Key Dividend Indicators

	$		$		$
	(Unit: in millions of Won, except per share amounts and percentages)

Items	January 1, 2025 to March 31, 2025		January 1, 2024 to December 31, 2024(1)		January 1, 2023 to December 31, 2023(2)
Par value per share (Won)		5,000		5,000		5,000
(Consolidated) Net income		1,697,267		5,078,221		4,631,932
(Consolidated) Earnings per share (Won)		4,429		12,880		11,483
Total cash dividends		334,339		1,198,257		1,173,937
Total stock dividends		—		—		—
(Consolidated) Cash dividend payout ratio (%)		19.7		23.6		25.3

		$		$		$
Cash dividend yield (%)	Common shares		1.1		3.5		4.9
	—		—		—		—
Stock dividend yield (%)	Common shares		—		—		—
	—		—		—		—
Cash dividend per share (Won)	Common shares		912		3,174		3,060
	—		—		—		—
Stock dividend per share	Common shares		—		—		—
	—		—		—		—

Notes: (1)

Includes a quarterly dividend amount of Won 300,087 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 299,999 million (Won 791 per common share) in the second quarter of fiscal year 2024, and a quarterly dividend amount of Won 299,886 million (Won 795 per common share) in the third quarter of fiscal year 2024, and an expected annual dividend amount of Won 298,285 million (Won 804 per common share).

(2)

Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share).

1.6.	Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the three months ended March 31, 2025	For the three months ended March 31, 2024	For the year ended December 31, 2024	For the year ended December 31, 2023
Net interest income	3,262,165	3,169,885	12,826,714	12,180,860
Interest income	7,454,941	7,613,573	30,491,385	29,142,024
Interest expense	(4,192,776)	(4,443,688)	(17,664,671)	(16,961,164)
Net fee and commission income	934,048	990,093	3,849,627	3,673,524
Fee and commission income	1,330,233	1,396,300	5,481,843	5,368,074
Fee and commission expense	(396,185)	(406,207)	(1,632,216)	(1,694,550)
Insurance service result	437,753	542,971	1,649,761	1,446,852
Insurance income	3,107,811	2,732,740	11,456,191	11,005,471
Insurance expense	(2,670,058)	(2,189,769)	(9,806,430)	(9,558,619)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	546,218	249,133	1,012,081	2,163,065
Other insurance finance income (expense)	(139,570)	(145,307)	(437,001)	(572,476)
Net other operating expenses	(486,424)	(404,710)	(1,873,011)	(2,712,989)
General and administrative expenses	(1,605,565)	(1,628,236)	(6,938,624)	(6,647,406)
Operating profit before provision for credit losses	2,948,625	2,773,829	10,089,547	9,531,430
Provision for credit losses	(655,597)	(428,270)	(2,044,286)	(3,146,409)
Net operating profit	2,293,028	2,345,559	8,045,261	6,385,021

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the year ended December 31, 2023 and for the three months ended March 31, 2024 have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

(Unit: in millions of Won)
		For the three months ended March 31, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	369,872,297	2.28	48.74	359,346,604	2.45	48.87	337,478,959	2.53	48.52
	Certificate of deposit	9,716,877	3.38	1.28	11,148,293	3.84	1.52	10,417,992	4.07	1.5
	Borrowings	34,423,454	2.99	4.54	32,774,664	3.47	4.46	32,807,456	3.38	4.72
	Call money	2,174,957	2.86	0.29	1,747,858	3.43	0.24	1,384,033	3.52	0.2
	Debentures	59,927,516	3.72	7.9	58,497,966	3.67	7.96	56,245,329	3.34	8.09
	Others	25,967,499	3.68	3.42	24,034,767	4.09	3.26	21,767,083	4.49	3.13

Subtotal		502,082,600	2.59	66.17	487,550,152	2.78	66.31	460,100,852	2.82	66.16

Foreign Currency	Deposits	41,542,409	3.65	5.47	37,798,747	4.12	5.14	35,675,306	3.97	5.13
	Borrowings	17,291,860	4.05	2.28	18,638,964	4.6	2.54	21,094,988	4.3	3.03
	Call money	2,522,628	4.7	0.33	1,796,999	5.16	0.24	1,348,423	4.76	0.19
	Debentures	15,738,941	3.15	2.07	14,573,073	3.29	1.98	12,884,157	3.31	1.85
	Others	1,535,492	3.98	0.21	1,166,042	4.38	0.16	1,067,253	3.51	0.15

Subtotal		78,631,330	3.68	10.36	73,973,825	4.11	10.06	72,070,127	3.96	10.35

Others	Total shareholders’ equity	60,043,046	—	7.91	59,062,845	—	8.03	56,740,649	—	8.16
	Allowances	1,005,152	—	0.13	1,530,852	—	0.21	1,055,315	—	0.15
	Others	117,042,666	—	15.43	113,145,013	—	15.39	105,610,633	—	15.18

Subtotal		178,090,864	—	23.47	173,738,710	—	23.63	163,406,597	—	23.49

Total		758,804,794	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the year ended December 31, 2023 have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2025			For the year ended December 31, 2024			For the year ended December 31, 2023
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	13,971,443	0.94	1.84	15,397,433	0.83	2.09	14,595,696	1.04	2.10
	Securities	186,532,658	4.00	24.58	180,330,525	3.22	24.53	166,163,329	3.27	23.89
	Loans	403,170,642	4.43	53.13	390,097,807	4.67	53.06	369,004,854	4.82	53.05
	Guarantee payments under payment guarantee	8,461	2.62	—	5,835	0.99	—	5,114	0.81	—
	Call loan	199,664	2.98	0.03	264,716	3.56	0.04	286,735	3.62	0.04
	Private placement corporate bonds	1,137,048	5.11	0.15	1,127,090	5.79	0.15	1,161,338	3.08	0.17
	Credit cards	23,458,372	8.26	3.09	23,320,536	8.12	3.17	22,738,818	7.95	3.27
	Others	4,828,463	15.33	0.64	3,829,387	17.76	0.53	3,235,831	18.40	0.47
	Allowance	(4,244,757)	—	(0.56)	(4,193,334)	0.00	(0.57)	(3,559,486)	0.00	(0.51)

Subtotal		629,061,994	4.49	82.90	610,179,995	4.39	83.00	573,632,229	4.51	82.48

Foreign Currency	Due from banks	10,182,942	2.73	1.34	9,494,397	2.92	1.29	8,868,559	2.39	1.27
	Securities	24,290,151	5.14	3.20	23,085,246	5.60	3.14	22,373,470	4.81	3.22
	Loans	37,491,080	7.31	4.94	37,007,504	7.60	5.03	36,723,273	7.48	5.28
	Call loan	7,130,957	4.45	0.94	6,018,342	5.33	0.82	6,393,291	5.19	0.92
	Bills bought	2,070,504	4.91	0.27	1,979,563	5.52	0.27	2,047,390	5.58	0.29
	Allowance	(1,607,932)	—	(0.21)	(1,515,396)	—	(0.21)	(1,319,579)	—	(0.19)
	Others	2,677,752	—	0.36	2,346,259	—	0.32	2,742,464	—	0.39

Subtotal		82,235,454	5.79	10.84	78,415,915	6.23	10.66	77,828,868	5.84	11.18

Others	Cash	1,574,666	—	0.21	1,576,791	—	0.21	1,681,170	—	0.24
	Fixed assets held for business	9,355,262	—	1.23	9,391,370	—	1.28	8,788,637	—	1.26
	Others	36,577,418	—	4.82	35,698,616	—	4.85	33,646,672	—	4.84

Subtotal		47,507,346	—	6.26	46,666,777	—	6.34	44,116,479	—	6.34

Total		758,804,794	—	100.00	735,262,687	—	100.00	695,577,576	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

KB Financial Group’s results of operations for the year ended December 31, 2023 have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group		(Unit: in billions of Won, except percentages)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	57,640	56,849	53,744
Risk-weighted assets (B)	348,293	345,981	321,319
BIS ratio (A/B)	16.55%	16.43%	16.73%

Note:	(1) Calculated in accordance with Basel III.

Kookmin Bank		(Unit: in billions of Won, except percentages)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Total capital (A)	41,287	40,574	39,040
Risk-weighted assets (B)	235,978	234,436	215,962
BIS ratio (A/B)	17.50%	17.31%	18.08%

Notes:	(1) Calculated in accordance with Basel III.
(2) The figures as of March 31, 2025 are preliminary.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Net operating capital (A)	5,321	5,397	5,058
Total amount at risk (B)	2,984	3,176	2,934
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,741.29%	1,654.45%	1,582.09%
Capital surplus (A-B)	2,337	2,221	2,124

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Available capital (A)	11,583	11,319	11,669
Required capital (B)	6,360	6,072	5,404
Solvency ratio (A/B)(2)	182.10%	186.42%	215.94%

Notes:	(1) The figures as of March 31, 2025 are preliminary.
(2) Capital adequacy system changed from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system in 2023.

2.3.2. Overseas Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.3. Domestic Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674
	January 18, 2025	647

2.3.5. Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2025 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, high levels of inflation as a result of increased tariffs, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of the imposition of significant tariffs by the United States on its trading partners and other escalations in trade protectionism globally, changes in the global policies of the United States, the ongoing war between Russia and Ukraine, and accelerating de-globalization trends.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2025	As of December 31, 2024
Cash and due from financial institutions	30,657,613	29,869,111
Financial assets at fair value through profit or loss	84,218,327	79,450,093
Derivative financial assets	10,057,025	11,730,767
Loans measured at amortized cost	474,870,495	472,071,840
Financial investments	130,499,362	131,009,464
Investments in associates and joint ventures	865,714	947,390
Insurance assets	301,214	276,191
Reinsurance assets	1,603,616	1,497,147
Property and equipment	5,424,795	5,390,015
Investment property	3,880,886	3,759,176
Intangible assets	1,925,304	1,966,684
Net defined benefit assets	254,187	258,500
Current income tax assets	328,985	339,855
Deferred income tax assets	231,794	278,824
Assets held for sale	130,051	136,838
Other assets	25,077,769	18,863,637

Total assets	770,327,137	757,845,532

Financial liabilities at fair value through profit or loss	10,904,572	10,720,231
Derivative financial liabilities	10,152,203	11,783,494
Deposits	434,357,614	435,687,897
Borrowings	69,150,886	68,077,012
Debentures	75,289,027	76,171,257
Insurance contract liabilities	59,243,225	55,863,701
Reinsurance contract liabilities	64,620	56,266
Provisions	859,446	927,632
Net defined benefit liabilities	104,504	100,187
Current income tax liabilities	608,452	530,720
Deferred income tax liabilities	1,622,258	1,682,292
Other liabilities	47,835,566	36,429,662

Total liabilities	710,192,373	698,030,351

Equity attributable to shareholders of the parent company	58,234,952	57,888,952

	As of March 31, 2025	As of December 31, 2024
Share capital	2,090,558	2,090,558
Hybrid securities	5,486,582	5,082,578
Capital surplus	16,603,176	16,646,734
Accumulated other comprehensive income	(401,586)	496,922
Retained earnings	36,156,396	34,808,220
Treasury shares	(1,700,174)	(1,236,060)
Non-controlling interests	1,899,812	1,926,229

Total equity	60,134,764	59,815,181

Total liabilities and equity	770,327,137	757,845,532

Number of companies included as a consolidated entity	347	347

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	First Quarter of 2025		First Quarter of 2024
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest income	3,262,165	3,262,165	3,169,885	3,169,885
Interest income	7,454,941	7,454,941	7,613,573	7,613,573
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	7,082,796	7,082,796	7,228,877	7,228,877
Interest income from financial instruments at fair value through profit or loss	362,055	362,055	376,753	376,753
Insurance finance interest income	10,090	10,090	7,943	7,943
Interest expense	(4,192,776)	(4,192,776)	(4,443,688)	(4,443,688)
Interest expense	(3,810,634)	(3,810,634)	(4,066,526)	(4,066,526)
Insurance finance interest expense	(382,142)	(382,142)	(377,162)	(377,162)
Net fee and commission income	934,048	934,048	990,093	990,093
Fee and commission income	1,330,233	1,330,233	1,396,300	1,396,300
Fee and commission expense	(396,185)	(396,185)	(406,207)	(406,207)
Net insurance income	437,753	437,753	542,971	542,971
Insurance income	3,107,811	3,107,811	2,732,740	2,732,740
Insurance income	2,835,068	2,835,068	2,694,656	2,694,656
Reinsurance income	272,743	272,743	38,084	38,084
Insurance expense	(2,670,058)	(2,670,058)	(2,189,769)	(2,189,769)
Insurance service expense	(2,464,199)	(2,464,199)	(1,975,583)	(1,975,583)
Reinsurance expense	(205,859)	(205,859)	(214,186)	(214,186)
Net gains on financial assets/liabilities at fair value through profit or loss	546,218	546,218	249,133	249,133
Other insurance finance expenses	(139,570)	(139,570)	(145,307)	(145,307)
Net other operating expenses	(486,424)	(486,424)	(404,710)	(404,710)
General and administrative expenses	(1,605,565)	(1,605,565)	(1,628,236)	(1,628,236)
Operating income before provision for credit losses	2,948,625	2,948,625	2,773,829	2,773,829
Provision for credit losses	(655,597)	(655,597)	(428,270)	(428,270)
Net operating income	2,293,028	2,293,028	2,345,559	2,345,559
Net non-operating income (expenses)	13,578	13,578	(947,964)	(947,964)
Share of loss of associates and joint ventures	5,448	5,448	(1,419)	(1,419)
Net other non-operating expenses	8,130	8,130	(946,545)	(946,545)
Profit before income tax expense	2,306,606	2,306,606	1,397,595	1,397,595
Income tax expense	(607,484)	(607,484)	(341,532)	(341,532)
Profit for the period	1,699,122	1,699,122	1,056,063	1,056,063
Other comprehensive loss for the period, net of tax	(907,740)	(907,740)	(737,571)	(737,571)

	First Quarter of 2025		First Quarter of 2024
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(7,427)	(7,427)	8,995	8,995
Gains (losses) on equity securities at fair value through other comprehensive income	44,423	44,423	(12,566)	(12,566)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(5,845)	(5,845)	(8,843)	(8,843)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(14,466)	(14,466)	162,945	162,945
Gains (losses) on debt securities at fair value through other comprehensive income	911,031	911,031	(657,227)	(657,227)
Share of other comprehensive income (loss) of associates and joint ventures	124	124	(142)	(142)
Gains (losses) on cash flow hedging instruments	31,501	31,501	(36,797)	(36,797)
Gains (losses) on hedging instruments of net investments in foreign operations	3,524	3,524	(51,203)	(51,203)
Insurance finance expenses	(1,870,605)	(1,870,605)	(142,733)	(142,733)
Total comprehensive income for the period	791,382	791,382	318,492	318,492
Profit attributable to:
Shareholders of the parent company	1,697,271	1,697,271	1,041,982	1,041,982
Non-controlling interests	1,851	1,851	14,081	14,081
Total comprehensive income for the period attributable to:
Shareholders of the parent company	797,586	797,586	296,359	296,359
Non-controlling interests	(6,204)	(6,204)	22,133	22,133
Earnings per share
Basic earnings per share (Won)	4,429	4,429	2,608	2,608
Diluted earnings per share (Won)	4,384	4,384	2,565	2,565

Note: (1)

The figures for the first quarter of 2024 have been adjusted retroactively to reflect the Financial Supervisory Service’s responses to certain accounting inquiries regarding the application of K-IFRS 1117 (Insurance Contracts).

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2025	As of December 31, 2024
Cash and due from financial institutions	2,439,971	398,391
Financial assets at fair value through profit or loss	1,852,371	1,243,471
Loans measured at amortized cost	359,054	359,054
Investments in subsidiaries	26,867,817	26,867,817
Property and equipment	3,450	2,800
Intangible assets	14,134	14,497
Net defined benefit assets	2,474	2,902
Deferred income tax assets	700	5,257
Other assets	982,820	912,634

Total assets	32,522,791	29,806,823

Borrowings	600,000	965,000
Debentures	3,690,782	2,962,032
Current income tax liabilities	579,086	502,705
Other liabilities	789,261	388,528

Total liabilities	5,659,129	4,818,265

Share capital	2,090,558	2,090,558
Hybrid securities	5,486,372	5,082,359
Capital surplus	14,711,017	14,754,475
Accumulated other comprehensive loss	(8,327)	(8,316)
Retained earnings	6,284,216	4,305,542
Treasury Shares	(1,700,174)	(1,236,060)

Total equity	26,863,662	24,988,558

Total liabilities and equity	32,522,791	29,806,823

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	First Quarter of 2025		First Quarter of 2024
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest expense	(23,164)	(23,164)	(13,725)	(13,725)
Interest income	5,527	5,527	9,817	9,817
Interest income from financial instruments at amortized cost	4,685	4,685	9,115	9,115
Interest income from financial instruments at fair value through profit or loss	842	842	702	702
Interest expense	(28,691)	(28,691)	(23,542)	(23,542)
Net fee and commission expense	(1,790)	(1,790)	(1,142)	(1,142)
Fee and commission income	472	472	378	378
Fee and commission expense	(2,262)	(2,262)	(1,520)	(1,520)
Net gains on financial assets at fair value through profit or loss	25,451	25,451	15,579	15,579
Net other operating income	2,355,586	2,355,586	2,243,250	2,243,250
General and administrative expenses	(22,168)	(22,168)	(24,187)	(24,187)
Operating profit before provision for credit losses	2,333,915	2,333,915	2,219,775	2,219,775
Reversal of (provision for) credit losses	1	1	(96)	(96)
Operating profit	2,333,916	2,333,916	2,219,679	2,219,679
Net non-operating income (expense)	67	67	(646)	(646)
Profit before income tax	2,333,983	2,333,983	2,219,033	2,219,033
Income tax income (expense)	(7,390)	(7,390)	3,586	3,586
Profit for the year	2,326,593	2,326,593	2,222,619	2,222,619
Other comprehensive income (loss) for the year, net of tax	(11)	(11)	47	47
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	(11)	(11)	47	47

Total comprehensive income for the year	2,326,582	2,326,582	2,222,666	2,222,666

Earnings per share
Basic earnings per share (Won)	6,121	6,121	5,706	5,706
Diluted earnings per share (Won)	6,058	6,058	5,612	5,612

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
Current assets in Won (A)	3,896,353	592,591	656,555
Current liabilities in Won (B)	957,559	383,862	255,693
Liquidity ratio (A/B)	406.90%	154.38%	256.77%

Notes: (1)	Based on K-IFRS (on a separate basis).

(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the three months ended March 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Net income as a percentage of average total assets (ROA)	0.90	0.68	0.64
Net income as a percentage of average shareholders’ equity (ROE)	11.86	8.87	8.32

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of March 31, 2025)

(Unit: in billions of Won)
Company	Credit Extended
KB Kookmin Card Co., Ltd.	1,379
Samsung Heavy Industries Co., Ltd.	1,375
Samsung Electronics Co., Ltd.	1,338
E-MART Inc.	1,328
HD Hyundai Heavy Industries Co., Ltd.	1,269
Construction Guarantee Cooperative	1,265
LG Display Co., Ltd.	1,152
Hanwha Solutions Corporation	1,089
Samsung SDI Co., Ltd.	989
Strada Holdco L.P.	926
SK On Co., Ltd.	919
Lotte Chemical Corporation	860
LS MnM Inc.	840
SK Innovation Co., Ltd.	797
Posco International Corporation	785
HD Hyundai Samho Co., Ltd.	732
Shinhan Financial Group Co., Ltd.	729
Hanwha Ocean Co., Ltd.	706
NH-Amundi Asset Management Co., Ltd.	704
GS Caltex Corporation	669

Total	19,851

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of March 31, 2025)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	5,687
SK	5,265
Hanwha	4,566
Hyundai Motor	3,837
Lotte	3,771
HD Hyundai (former Hyundai Heavy Industries)	3,510
LG	2,954
Shinsegae	1,824
GS	1,752
POSCO	1,674

Total	34,840

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of March 31, 2025)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	58,806	26.0
Construction	4,929	2.2
Real estate activities	58,691	25.9
Wholesale and retail trade	31,661	14.0
Accommodation and food service activities	11,639	5.1
Financial activities	10,091	4.5
Others	50,705	22.4

Total	226,522	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of March 31, 2025)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	207	92
Borrower B	Real estate activities	60	14
Borrower C	Wholesale and retail trade	54	54
Borrower D	Real estate activities	40	9
Borrower E	Construction	38	37
Borrower F	Real estate activities	32	19
Borrower G	Wholesale and retail trade	20	13
Borrower H	Real estate activities	16	10
Borrower I	Real estate activities	15	4
Borrower J	Wholesale and retail trade	12	12
Borrower K	Manufacturing	12	4
Borrower L	Real estate activities	11	2
Borrower M	Construction	10	10
Borrower N	Construction	10	10
Borrower O	Manufacturing	9	9
Borrower P	Manufacturing	8	2
Borrower Q	Construction	8	3
Borrower R	Wholesale and retail trade	7	4
Borrower S	Water supply, sewerage, waste management and remediation activities	7	1
Borrower T	Construction	7	7

—	—	583	316

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to March 31, 2025	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,333	11,600	475	1,430
January 1 to December 31, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,296	10,136
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to March 31, 2025	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2025 to April 30, 2026	827
January 1 to December 31, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784

Note:	(1)	Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the Company’s external auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. Accordingly, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2025 continues to be Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports]

5.5.	Stock-based Compensation

[Not required to be disclosed in quarterly reports]

5.6.	Affiliated Companies

[Not required to be disclosed in quarterly reports]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2025 we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of March 31, 2025, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2025 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Hwan Ju Lee	October 1964	Non-standing Director	4,131	March 25, 2027

Note: (1)	The date designated as Mr. Hwan Ju Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2026, which is expected be held in March 2027.

6.3.	Non-executive Directors

As of March 31, 2025, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2025 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Whajoon Cho	February 1957	Non-executive Director	—	March 25, 2026
Jungsung Yeo	April 1960	Non-executive Director	—	March 25, 2026
Jaehong Choi	August 1962	Non-executive Director	—	March 25, 2026
Eun Young Chah	October 1962	Non-executive Director	—	March 25, 2027
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung-Yong Kim	March 1966	Non-executive Director	—	March 25, 2026
Sun Yeop Kim	November 1969	Non-executive Director	—	March 25, 2027

6.4.	Senior Management

Members of our senior management as of March 31, 2025 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Jae Keun Lee	May 1966	Senior Executive Vice President and Chief Business Officer of Global	2,119	December 31, 2025
Chang Kwon Lee	November 1965	Senior Executive Vice President and Chief Digital Officer and Chief IT Officer	3,010	December 31, 2025
Dae Hwan Lim	November 1965	Executive Vice President and Chief Compliance Officer	1,793	December 31, 2025
Young June Park	November 1969	Senior Managing Director and Chief Strategy Officer	845	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	3,363	December 31, 2025
Hongsun Yum	February 1971	Senior Managing Director and Chief Risk Management Officer	1,144	December 31, 2026
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	1,448	December 31, 2025
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	1,056	December 31, 2025
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	1,991	December 31, 2025
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	2,294	December 31, 2025
Sang Rok Na	August 1972	Managing Director and Chief Financial Officer	1,373	December 31, 2025
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	2,073	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	2,609	December 31, 2025
Youngsei Park	January 1968	Chief Consumer Protection Officer	576	December 31, 2025
Young Suh Cho	February 1971	Head of the AI • Digital Division	2,000	December 31, 2025
Sang Won Oh	December 1967	Head of the IT Division	1,024	December 31, 2025
Byoung Jip Kim	April 1980	Head of the Financial AI Center 1	—	December 31, 2025
Kyeong Jong Lee	February 1978	Head of the Financial AI Center 2	—	December 31, 2025
Hyun Jung Lee	March 1977	Head of the Customer Experience Design Center	182	December 31, 2025
Byoung Ha Choi	September 1972	Head of the Group Architecture Center	548	December 31, 2025
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	344	December 31, 2025
Myoung Hwa Park	December 1969	Head of the Planning & Coordination Department	837	December 31, 2025

Note:	(1)

The numbers of common shares owned are as of March 31, 2025 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

Subsequent to the end of the first quarter of 2025, the following individual joined as a member of our senior management in April 2025.

Name	Date of Birth	Position	Common Shares Owned(3)	End of Term
Young Gi Seo(1)	August 1965	Senior Managing Director and the Head of Financial Policy and Institution Research Center under KB Research	—	December 31, 2026

Note:	(1)	Newly appointed on April 7, 2025.

As of March 31, 2025, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Hwan Ju Lee	Kookmin Bank	Chief Executive Officer	January 2025
Keoung Nam Kim	Kookmin Bank	Head of the ESG Division	January 2025
Jin Young Park	Kookmin Bank	Managing Director and Head of the Brand & PR Group	January 2024
Youngsei Park	Kookmin Bank	Senior Executive Vice President, Head of the Consumer Protection Group	January 2024
Young Suh Cho	Kookmin Bank	Senior Executive Vice President, Head of the AI • DT Initiative Group	January 2025
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Head of the Tech Group	January 2024
Byoung Jip Kim	Kookmin Bank	Managing Director and Head of the Financial AI Center 1	January 2025
Kyeong Jong Lee	Kookmin Bank	Managing Director and Head of the Financial AI Center 2	January 2025
Hyun Jung Lee	Kookmin Bank	Head of the Customer Experience Design Center	January 2025
Byoung Ha Choi	Kookmin Bank	Head of the Tech Development Division	January 2025
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Myoung Hwa Park	Kookmin Bank	Head of the Planning & Coordination Department	January 2025
Young June Park	KB Securities	Non-standing Director	February 2025
Sang Rok Na	KB Insurance	Non-standing Director	February 2025
Hyo Sung Jeon	KB Kookmin Card	Non-standing Director	March 2025
Bong Joong Kwon	KB Life Insurance	Non-standing Director	March 2025
Hyo Ik Park	KB Investment	Non-standing Director	March 2025

6.5.	Employees

[Not required to be disclosed in quarterly reports]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports]

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21
Korean National Pension Service	December 31, 2024	33,095,691		8.41
Korean National Pension Service	March 31, 2025	32,919,773		8.37

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

      From October 19, 2016 to December 12, 2019: 418,111,537

      From December 12, 2019 to February 14, 2022: 415,807,920

      From February 14, 2022 to August 1, 2022: 412,352,494

      From August 1, 2022 to April 4, 2023: 408,897,068

      From April 4, 2023 to August 14, 2024: 403,511,072

      After August 14, 2024: 393,528,423

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports]

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	7.840%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%(1)	June 28, 2046 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%(1)	November 28, 2046 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664%(1)	April 27, 2047 (may be extended)	Working capital
Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option
						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5. Prepayments and Loans to Subsidiaries

							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.653%	July 12, 2025
Note: (1) Unsecured credit loans.
							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.653%	July 12, 2025
Note: (1) Unsecured credit loans.
							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	3.165%	March 7, 2026
Note: (1) Unsecured credit loans.
							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	3.165%	March 6, 2026
Note: (1) Unsecured credit loans.
							(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.653%	July 12, 2025
Note: (1) Unsecured credit loans.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.858%	December 19, 2025
Note: (1) Unsecured credit loans.
						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.653%	July 12, 2025
Note: (1) Unsecured credit loans.
						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.653%	July 12, 2025

Note: (1) Unsecured credit loans.

8.	Internal Controls

8.1.	Management’s Assessment of the Effectiveness of the Internal Accounting Management System

[Not required to be disclosed in quarterly reports]

8.2.	Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

[Not required to be disclosed in quarterly reports]

8.3.	External Auditor’s Audit Opinion (Review Report) on the Effectiveness of the Internal Accounting Management System

[Not required to be disclosed in quarterly reports]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 15, 2025	By: /s/ Sang Rok Na

(Signature)

	Name:	Sang Rok Na

	Title:	Managing Director and Chief Financial Officer